Exhibit 99.1

Pheton Holdings Ltd

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: PTHL)

NOTICE AND PROXY STATEMENT OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an Annual General Meeting of shareholders (the “Meeting”) of Pheton Holdings Ltd (the “Company”) will be held on December 19, 2025 at 10:00A.M. (Beijing Time), at The Executive Centre - China Resources Tower No. 2666 South Keyuan Road, Nanshan District, Shenzhen, China. The Meeting will be convened for the purpose of considering and, if thought fit, passing the following resolutions:

1a	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Jianfei Zhang be re-elected as a director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.

1b

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Pengfei Zhang be re-elected as a director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.

1c

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Swee Leng Seng be re-elected as an independent director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.

1d

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Yun Fai Wong be re-elected as an independent director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.

1e

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Richard Wee Yong Seow be re-elected as an independent director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.

2	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT the auditors’ report for the financial year ending December 31, 2024 be approved ratified, adopted and confirmed.

3

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT the Company’s English name be changed from “Pheton Holdings Ltd” to “iTonic Holdings Ltd” (the Name Change) and the Nasdaq ticker be changed from “PTHL” to “ITOC”, “ITON” or “ITOH” effective on the date of this special resolution.

4

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT the existing second amended and restated memorandum and articles of association of the Company (the Current M&A) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Meeting to reflect certain amendments including the Name Change.

5a	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT conditional upon the approval of the board of directors of the Company (the Board):

i.	all the issued and outstanding and authorized and unissued class A ordinary shares of the Company (the Class A Ordinary Shares) in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Annual General Meeting of shareholders of the Company held on December 19, 2025 or any adjournment thereof (the Meeting), at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the Share Consolidations and each, a Share Consolidation) shall not be more than 1:4,000; and

ii.	no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share.

5b	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation(s) during a period of two years of the date of the Meeting; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting.

5c	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

6	IT IS RESOLVED AS A SPECIAL RESOLUTION THAT, conditional upon the approval of the exact consolidation ratio and the effective date of a Share Consolidation by the Board, the adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation upon its relevant effective date as and when determined by the Board, be and is hereby approved.

The foregoing items of business are described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board intend that, if a quorum is not present within fifteen minutes from the time appointed for the meeting to commence, the meeting shall stand adjourned and the directors shall resolve to reconvene at the same time seven days hence at the same place, or to such other time or place as is determined by the directors, at which reconvened meeting, if a quorum is not present within fifteen minutes from the time appointed for the meeting to commence, the members present shall be a quorum (all in accordance with Article 11.2 of the Articles of Association of the Company).

The Board of Directors has fixed the close of business on November 21, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Class A ordinary shares and Class B ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and vote instead of that member. A proxy need not be a member of the Company.

Shareholders may obtain a copy of the proxy materials from the Company’s website at https://ir.ftzy.com.cn/. The notice of the Meeting, this proxy statement, and the proxy card will be sent or made available to shareholders on or about December 5, 2025.

Dated December 5, 2025

By Order of the Board

/s/ Jianfei Zhang
Jianfei Zhang
Chairman of the Board of Directors

Pheton Holdings Ltd

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 19, 2025 at 10:00A.M. (Beijing Time)

PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following are answers to some questions that you, as a shareholder of Pheton Holdings Ltd (“Pheton” or the “Company”), may have regarding the proposals being considered at Pheton’s annual general meeting, which is referred to herein as the “Annual General Meeting”.

Q:	Why am I receiving this proxy statement?

A:	The board of directors of Pheton (the “Board”) is soliciting your proxy to vote at the Annual General Meeting because you owned Pheton ordinary shares at the close of business on November 21, 2025, the “Record Date” for the Annual General Meeting, and are therefore entitled to vote at the Annual General Meeting. This proxy statement, along with a proxy card or a voting instruction card, will be placed on the Company’s website on or about December 5, 2025 and mailed to shareholders on or about December 5, 2025. Pheton will deliver printed proxy materials to you or send them to you by email. This proxy statement summarizes the information that you need to know in order to cast your vote at the Annual General Meeting. You do not need to attend the Annual General Meeting in person to vote your ordinary shares in Pheton.

Q:	When and where will the Annual General Meeting be held?

A:	The Annual General Meeting will be held on December 19, 2025 at 10:00A.M. (Beijing Time), at The Executive Centre - China Resources Tower No. 2666 South Keyuan Road, Nanshan District, Shenzhen, China.

Q:	On what matters will I be voting?

A:	At the Annual General Meeting, Pheton is asking its shareholders as of the record date of November 21, 2025 (the “Record Date”) to consider and vote upon the following proposals (the “Proposals”):

1.	Election of Directors Proposal or Proposal 1

a)	to approve as an ordinary resolution that Jianfei Zhang be re-elected as a director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.

b)	to approve as an ordinary resolution that Pengfei Zhang be re-elected as a director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.

c)	to approve as an ordinary resolution that Swee Leng Seng be re-elected as an independent director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.

d)	to approve as an ordinary resolution that Yun Fai Wong be re-elected as an independent director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.

(e)	to approve as an ordinary resolution that Richard Wee Yong Seow be re-elected as an independent director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.

2.	Presentation and Adoption of the Auditors’ Report Proposal or Proposal 2

to approve as an ordinary resolution that the auditors’ report for the financial year ending December 31, 2024 be approved ratified, adopted and confirmed.

3.	Change of Name Proposal or Proposal 3

to approve as a special resolution that the Company’s English name be changed from “Pheton Holdings Ltd” to “iTonic Holdings Ltd” (the Name Change) and the Nasdaq ticker be changed from “PTHL” to “ITOC”, “ITON” or “ITOH” effective on the date of this special resolution.

4.	Amendment To Memorandum And Articles Of Association Proposal or Proposal 4

to approve as a special resolution that the existing second amended and restated memorandum and articles of association of the Company (the Current M&A) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Meeting to reflect certain amendments including the Name Change.

5.	Share Consolidation Proposal or Proposal 5

a)	to approve as an ordinary resolution that, conditional upon the approval of the board of directors of the Company (the Board):

i.	all the issued and outstanding and authorized and unissued class A ordinary shares of the Company (the Class A Ordinary Shares) in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Annual General Meeting of shareholders of the Company held on December 19, 2025 or any adjournment thereof (the Meeting), at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the Share Consolidations and each, a Share Consolidation) shall not be more than 1:4,000; and

ii.	no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share.

b)	to approve as an ordinary resolution that the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation(s) during a period of two years of the date of the Meeting; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting.

c)

to approve as an ordinary resolution that if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

6	Further Amendment To Memorandum And Articles Of Association Proposal or Proposal 6

to approve as a special resolution that conditional upon the approval of the exact consolidation ratio and the effective date of a Share Consolidation by the Board, the adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation upon its relevant effective date as and when determined by the Board, be and is hereby approved.

Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement. If Pheton shareholders fail to adopt each step proposed, the transaction cannot be completed.

Q:	How does Pheton’s board of directors recommend that I vote?

A:	The Board has determined that (i) the election of directors, (ii) the approval and adoption of the auditors’ report presented to the shareholders of the Company, (iii) the change of the company name and Nasdaq ticker, (iv) the adoption of the Third Amended and Restated Memorandum and Articles of Association to reflect the name change and certain amendments including update of certain definitions and procedure for publishing notice on website, (v) the consolidation of the Class A Ordinary Shares at any one time or multiple times during the period of up to two (2) years of the date of the Annual General Meeting at the consolidation ratio and effective time as determined by the Board in its absolute discretion and (vi) the consequential amendment and restatement of the Company’s memorandum and articles of association to reflect such share consolidation(s), are advisable and in the best interests of the Company and its shareholders and have unanimously approved the Proposals described herein. The Board unanimously recommends that the shareholders vote “FOR” all Proposals.

Q:	How do I vote?

A:	After you have carefully read this proxy statement and have decided how you wish to vote your Pheton ordinary shares, please vote promptly.

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have two voting options:

(1)	By mail, by completing, signing and returning the enclosed proxy card; or

(2)	By email, by completing, signing and scanning the enclosed proxy card to Pheton Holdings Ltd at ir@ftzy.com.cn

If you hold your shares through an account with a bank or broker, your ability to vote depends on their voting procedures. Please follow the directions that your bank or broker provides.

Q:	What vote is required to approve each proposal?

A:

The affirmative vote of the holders of a simple majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve Proposals 1, 2 and 5, provided we have quorum for the meeting.

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve Proposals 3, 4 and 6, provided we have quorum for the meeting.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Q:	How many votes do I and others have?

A:	Holders of Class A Ordinary Shares of Pheton are entitled to one vote for each Class A Ordinary Share and twenty (20) votes for each Class B Ordinary Share of Pheton (“Class B Ordinary Share”) held as of the Record Date. As of the close of business on the Record Date, there were 9,382,000.00 issued Class A Ordinary Shares and 7,668,000.00 issued Class B Ordinary Shares.

Q:	How will our directors and executive officers vote on the Proposals?

A:	As of the Record Date, the directors and executive officers of Pheton as a group owned approximately 44.97% of the total number of outstanding shares of Pheton and were entitled to 94.24% votes on that date. Pheton expects that its directors and executive officers will vote their shares in favor of the Proposals.

Q:	What will happen if I fail to vote or I abstain from voting?

A:

If you fail to vote, your shares will not be counted for purposes of determining quorum or for purposes of the voting results. If you choose to appear for purposes of quorum but to abstain from voting, your shares will be counted for purposes of determining whether we have quorum sufficient to hold the meeting but will not be counted for purposes of the voting results. For this reason, if we have quorum, a failure to vote and an abstention would both be disregarded at the meeting, but a failure to vote could result in the Annual General Meeting not reaching quorum, while an abstention would help us achieve quorum.

Abstentions will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions do not count as votes cast.

Q:	How many shares must be present to hold the Annual General Meeting?

A:	The presence in person or by proxy of shareholders holding not less than an aggregate of one-third of the total issued voting shares in the Company is necessary to constitute a quorum at the Annual General Meeting. The inspector of election will determine whether a quorum is present. If you are a beneficial owner of the Company’s ordinary shares and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals, your shares will not be counted as present at the Annual General Meeting for purposes of determining whether a quorum exists. Votes of shareholders of record who are present at the Annual General Meeting in person or by proxy will be counted as present at the Annual General Meeting for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on all of the proposals.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again by email prior to the time of the meeting, or (3) attending the meeting in person and casting your votes at the meeting if you are a registered shareholder.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	Do I need identification to attend the Annual General Meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of Pheton ordinary shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned Pheton ordinary shares on the Record Date. Acceptable proof of ownership is either (a) a letter from your broker stating that you beneficially owned shares in Pheton on the Record Date or (b) an account statement showing that you beneficially owned shares in Pheton on the Record Date.

Record Date; Shares Entitled to Vote; Quorum

Shareholders will be entitled to vote or direct votes to be cast at the Annual General Meeting if they owned Pheton Class A Ordinary Shares and/or Class B Ordinary Shares on the Record Date. Shareholders will have one vote for each share of Pheton Class A Ordinary Shares and twenty (20) votes for each of Pheton Class B Ordinary Shares owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

As of the close of business on the Record Date, there were 17,050,000.00 outstanding Pheton Class A and Class B Ordinary Shares in total, and our directors and officers beneficially own approximately 44.97% of the ordinary shares on the Record Date.

A quorum of Pheton shareholders is necessary to hold a valid meeting. The presence in person or by proxy of shareholders holding not less than an aggregate of one-third of the total issued voting shares in the Company is necessary to constitute a quorum at the Annual General Meeting. Abstentions will count as present for the purposes of establishing a quorum but will be disregarded for purposes of determining the results of voting.

Vote Required; Abstentions and Broker Non-Votes

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve Proposals 1, 2 and 5, provided we have quorum for the meeting.

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve Proposals 3, 4 and 6, provided we have quorum for the meeting.

Abstentions will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions do not count as votes cast.

Voting of Proxies

If your shares are registered in your name with our transfer agent, VStock Transfer, LLC, you may cause your shares to be voted by returning a signed proxy card, or you may vote in person at the Annual General Meeting. Based on your proxy cards, the proxy holders will vote your shares according to your directions.

If you plan to attend the Annual General Meeting and wish to vote in person, you will be given a ballot at the meeting. If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the Annual General Meeting in person. If you attend the Annual General Meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

Voting instructions are included on your proxy card. All shares represented by properly executed proxies received in time for the Annual General Meeting will be voted at the Annual General Meeting in accordance with the instructions of the shareholder.

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee. If you do not return your bank’s, broker’s or other nominee’s voting form, and do not attend the Annual General Meeting and vote in person with a proxy from your broker, bank or other nominee, it will have the same effect as if you voted “AGAINST”.

Revocability of Proxies

If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Annual General Meeting by:

●	Signing another proxy card with a later date and returning it to us prior to the Annual General Meeting; or

●	Attending the Annual General Meeting and voting in person.

Please note that to be effective, your new proxy card, or written notice of revocation must be received by us prior to the Annual General Meeting. If you have submitted a proxy, your appearance at the Annual General Meeting, in the absence of voting in person or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your ordinary shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote in person at the Annual General Meeting if you obtain a valid “legal” proxy from your bank, broker or other nominee. Any adjournment, recess or postponement of the Annual General Meeting for the purpose of soliciting additional proxies will allow Pheton shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Annual General Meeting as adjourned, recessed or postponed.

Board of Directors’ Recommendation

After careful consideration, the Company’s board of directors has determined that the transaction is fair to, and in the best interest of, the Company and its shareholders. They unanimously recommend that you vote or give instruction to vote:

 “FOR” the Election of Directors Proposal;

“FOR” the Presentation and Adoption of the Auditors’ Report Proposal;

“FOR” the Change of Name Proposal;

“FOR” the Amendment To Memorandum And Articles Of Association Proposal;

“FOR” the Share Consolidation Proposal; and

“FOR” the Further Amendment To Memorandum And Articles Of Association Proposal.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by Pheton. Proxies may also be solicited by some of our directors, officers and employees, personally or by email or other means of communication. No additional compensation will be paid for such services.

Adjournment and Reconvention

The Board intend that, if a quorum is not present within fifteen minutes from the time appointed for the meeting to commence, the meeting shall stand adjourned and the directors shall resolve to reconvene at the same time seven days hence at the same place, or to such other time or place as is determined by the directors, at which reconvened meeting, if a quorum is not present within fifteen minutes from the time appointed for the meeting to commence, the members present shall be a quorum (all in accordance with Article 11.2 of the Articles of Association of the Company).

Other Matters

At this time, we know of no other matters to be submitted at the Annual General Meeting.

Householding of Annual General Meeting Materials

Unless we have received contrary instructions, we may send a single copy of this proxy statement and notice to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “house holding”, reduces the volume of duplicate information received at your household and helps to reduce our expenses.

Who Can Answer Your Questions About Voting Your Shares?

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Pheton ordinary shares, you may submit questions via email to ir@ftzy.com.cn.

At the Annual General Meeting, the proposals to be approved by the Shareholders are as follows:

PROPOSAL 1: ELECTION OF DIRECTORS

On November 21, 2025, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolutions (the “Election of Directors Proposal”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Jianfei Zhang be re-elected as a director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Pengfei Zhang be re-elected as a director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Swee Leng Seng be re-elected as an independent director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Yun Fai Wong be re-elected as an independent director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Richard Wee Yong Seow be re-elected as an independent director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Election of Directors Proposal, provided we have quorum for the meeting.

THE PHETON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PHETON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ELECTION OF DIRECTORS PROPOSAL.

PROPOSAL 2: PREPARATION AND ADOPTION OF THE AUDITORS REPORT

On November 21, 2025, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolution (the “Preparation and Adoption of the Auditors’ Report Proposal”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT the auditors’ report for the financial year ending December 31, 2024 be approved, ratified, adopted and confirmed.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Preparation and Adoption of the Auditors’ Report Proposal, provided we have quorum for the meeting.

THE PHETON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PHETON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE PREPARATION AND ADOPTION OF THE AUDITORS’ REPORT PROPOSAL.

PROPOSAL 3: CHANGE OF NAME

On November 21, 2025, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following special resolution (the “Change of Name Proposal”):

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT the Company’s English name be changed from “Pheton Holdings Ltd” to “iTonic Holdings Ltd” (the Name Change) and the Nasdaq ticker be changed from “PTHL” to “ITOC”, “ITON” or “ITOH” effective on the date of this special resolution.

Required Vote

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Change of Name Proposal, provided we have quorum for the meeting.

THE PHETON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PHETON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHANGE OF NAME PROPOSAL.

PROPOSAL 4: AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

On November 21, 2025, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following special resolution (the “Amendment To Memorandum And Articles Of Association Proposal”):

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT, the existing second amended and restated memorandum and articles of association of the Company (the Current M&A) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Meeting to reflect certain amendments including the Name Change.

The Third Amended and Restated Memorandum and Articles of Association (the “Amended M&A”) will include the amendment of certain provisions of the Current M&A relating to how notice is sent to shareholders, the holding of virtual meeting including the information to be specified in a notice, the vote of a general meeting, the treatment of different classes of Shares in a class meeting, the Board’s power to appoint Directors, electronic communications, the Directors’ discretion to postpone or cancel a meeting, the appointment and removal of Auditors, the issuance of fractional shares and certain definitions. The amendments are summarised as follows:

a)	Notice may be given to shareholders by publication on the Company’s website and such notice shall be deemed to be given on the day the notice is published.

b)	A resolution put to the vote of the general meeting shall be decided on a poll and all provisions relating to voting by show of hands are deleted.

c)	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of shares as forming one class of shares if the Directors consider that such classes of shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of shares.

d)	In the case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

e)	An appointment of a Director may be on terms that the Director shall automatically retire from office at the next annual general meeting or upon any specified event or after any specified period as agreed between the Company and the Director, but no such term shall be implied in the absence of express provision.

f)	A notice may only be given to the Company in an electronic record if the Directors so resolve or otherwise accept the notice, and any Director provides the giver of the notice an electronic address to which the notice may be sent.

g)	A meeting may be postponed or cancelled prior to the meeting at the discretion of the Directors by written notice provided to all persons entitled to attend the meeting, unless the meeting was requisitioned by shareholders.

h)	Directors may appoint or remove an auditor of the Company who shall hold office on such terms as the Directors determine, provided that for so long as any class of the Shares are listed on a Designated Stock Exchange, such appointment or removal shall be made in accordance with the applicable Designated Stock Exchange Rules.

i)	Subject to the Companies Act of the Cayman Islands (as Revised), the Company may issue fractions of a Share of any class.

j)	The definitions of “Ordinary Resolution” and “Special Resolution” have been clarified and the definitions of “Electronic Communication Facilities”, “present” and “Virtual Meeting” have been added.

Required Vote

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Amendment To Memorandum And Articles Of Association Proposal, provided we have quorum for the meeting.

THE PHETON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PHETON SHAREHOLDERS VOTE “FOR” THE AMENDMENT TO MEMORNADUM AND ARTICLES OF ASSOCIATION PROPOSAL.

PROPOSAL 5: SHARE CONSOLIDATION

On November 21, 2025, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolutions (the “Share Consolidation Proposal”):

a)	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT conditional upon the approval of the board of directors of the Company (the “Board”):

i.	all the issued and outstanding and authorized and unissued class A ordinary shares of the Company (the Class A Ordinary Shares) in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Annual General Meeting of shareholders of the Company held on December 19, 2025 or any adjournment thereof (the Meeting), at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the Share Consolidations and each, a Share Consolidation) shall not be more than 1:4,000; and

ii.	no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share.

b)	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation(s) during a period of two years of the date of the Meeting; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting.

c)	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Share Consolidation Proposal, provided we have quorum for the meeting.

THE PHETON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PHETON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SHARE CONSOLIDATION PROPOSAL.

PROPOSAL 6: FURTHER AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

On November 21, 2025, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following special resolution (the “Further Amendment To Memorandum And Articles Of Association Proposal”):

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT, conditional upon the approval of the exact consolidation ratio and the effective date of a Share Consolidation by the Board, the adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation upon its relevant effective date as and when determined by the Board, be and is hereby approved.

Required Vote

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Further Amendment To Memorandum And Articles Of Association Proposal, provided we have quorum for the meeting.

THE PHETON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PHETON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF FURTHER AMENDMENT TO MEMORNADUM AND ARTICLES OF ASSOCIATION PROPOSAL.

OTHER MATTERS

As of the date of this proxy statement, the board of directors of Pheton knows of no matters that will be presented for consideration at the Annual General Meeting other than as described in this proxy statement. If any other matters properly come before the Annual General Meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

MISCELLANEOUS

You should rely only on the information contained in this proxy statement and the documents we refer to in this proxy statement to vote on the Election of Directors Proposal, the Preparation and Adoption of the Auditors’ Report Proposal, the Change of Name Proposal, the Amendment To Memorandum And Articles Of Association Proposal, the Share Consolidation Proposal and the Further Amendment To Memorandum And Articles Of Association Proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated December 5, 2025. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement) and the mailing of this proxy statement to shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR Proposals 1, 2, 3, 4, 5 and 6.

		FOR	AGAINST	ABSTAIN
1a	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Jianfei Zhang be re-elected as a director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.	☐	☐	☐

1b	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Pengfei Zhang be re-elected as a director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.	☐	☐	☐

1c	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Swee Leng Seng be re-elected as an independent director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.	☐	☐	☐

1d	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Yun Fai Wong be re-elected as an independent director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.	☐	☐	☐

1e	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Richard Wee Yong Seow be re-elected as an independent director of the Company to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Company’s then effective articles of association.	☐	☐	☐

2.	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT the auditors’ report for the financial year ending December 31, 2024 be approved, ratified, adopted and confirmed.	☐	☐	☐

3.	IT IS RESOLVED AS A SPECIAL RSOLUTION THAT the Company’s English name be changed from “Pheton Holdings Ltd” to “iTonic Holdings Ltd” (the Name Change) and the Nasdaq ticker be changed from “PTHL” to “ITOC”, “ITON” or “ITOH” effective on the date of this special resolution.	☐	☐	☐

4.	IT IS RESOLVED AS A SPECIAL RESOLUTION THAT the existing second amended and restated memorandum and articles of association of the Company (the Current M&A) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Meeting to reflect certain amendments including the Name Change.	☐	☐	☐

5a.	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT conditional upon the approval of the board of directors of the Company (the Board): (i) all the issued and outstanding and authorized and unissued class A ordinary shares of the Company (the Class A Ordinary Shares) in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Annual General Meeting of shareholders of the Company held on December 19, 2025 or any adjournment thereof (the Meeting), at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the Share Consolidations and each, a Share Consolidation) shall not be more than 1:4,000; and (ii) no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share.	☐	☐	☐

5b.	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation(s) during a period of two years of the date of the Meeting; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting.	☐	☐	☐

5c.	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).	☐	☐	☐

6.	IT IS RESOLVED AS A SPECIAL RESOLUTION THAT, conditional upon the approval of the exact consolidation ratio and the effective date of a Share Consolidation by the Board, the adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation upon its relevant effective date as and when determined by the Board, be and is hereby approved.	☐	☐	☐

Only the holders of record of the Class A Ordinary Shares or Class B Ordinary Shares (together “Ordinary Shares”) of Pheton Holdings Ltd (the “Company”) at the close of business on November 21, 2025, should use this proxy card.

If any proxy other than Jianfei Zhang is preferred, strike out the words “Jianfei Zhang (Chairman of the Board of Directors of the Company) or” and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder. If you are holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Annual General Meeting. Any alteration made to this proxy card must be initialed by the person(s) who sign(s) it.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)

Pheton Holdings Ltd ANNUAL GENERAL MEETING OF SHAREHOLDERS December 19, 2025 10:00AM (Beijing Time)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF PHETON HOLDINGS LTD

The undersigned shareholder(s) of Pheton Holdings Ltd (the “Company”), hereby appoint(s) Jianfei Zhang (Chairman of the Board of Directors of the Company) or (name)________________ of (address) ____________ as my/our proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of shareholders of the Company to be held on December 19, 2025 at 10:00A.M. (Beijing Time), at The Executive Centre - China Resources Tower No. 2666 South Keyuan Road, Nanshan District, Shenzhen, China., and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse hereof (i) as specified by the undersigned on the reverse hereof and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of Annual General Meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” ALL OF THE PROPOSALS.

Continued and to be marked, dated and signed on reverse side

PHETON HOLDINGS LTD

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ________________________________________

VOTE BY EMAIL

Please email your signed proxy card to Pheton Holdings Ltd at ir@ftzy.com.cn, no later than the time for holding the Annual General Meeting or any adjournment thereof.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to the attention of Li Zhixin, Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China, no later than the time for holding the Annual General Meeting or any adjournment thereof.